UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 11th, 2013

Results for the fiscal year ended on December 31st, 2012

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for fiscal year ended on December 31st, 2012.

Stock Information
Buenos Aires Stock Exchange Ticker: PAMP

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for fiscal year ended on December 31st, 2012:

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Consolidated sales revenues of AR$7,564.7 million[1] for the fiscal year ended December 31, 2012, 30.0% higher than the AR$5,819.6 million for the same period of 2011, mainly explained by an increase of 27.1% (AR$772.2 million), of 31.6% (AR$922.6 million) and AR$132.8 million in the generation, distribution and the holding and others segments, respectively.

For further information, contact: Ricardo Torres CEO Mariano Batistella Special Projects Manager and Investor Relations Officer Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

Adjusted Consolidated EBITDA [2] of AR$444.4 million, 54.6% lower than for the same period of 2011, mainly due to decreases of 65.8% (AR$50.8 million) in transmission and of 94.5% (AR$570.4 million) in distribution, which were partially offset by increases of 18.4% (AR$52.0 million) in generation and a higher gain in holding and others (AR$34.8 million).

Consolidated loss under IFRS of AR$1,079.6 millionin the fiscal year ended December 31, 2012, of which AR$649.7 million are attributable to the owners of the Company, compared to a AR$741.4 million loss attributable to the owners of the Company in the same period of 2011, mainly explained by the net losses from our generation, transmission and distribution segments (AR$74.8 million, AR$31.2 million and AR$669.3 million, respectively), partially offset by a profit of AR$125.5 in holding and others segment.

1Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2Adjusted Consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, and non-controlling interests, including PUREE proceeds and other collections, impairments and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	1
Argentina

Main Results for the Fourth Quarter of 2012 3:

Consolidated net sales of AR$1,805.9 million,  27.2% greater than the AR$1,419.4 million for the same period of 2011, mainly due to increases of 13.8% (AR$88.4 million) in generation, 39.1% (AR$292.1 million) in distribution, and AR$25.1 million in holding and others.

Adjusted Consolidated EBITDA of AR$24.9 million,  89.3% lower than for the same period of 2011, mainly due to decreases of AR$67.4 million in generation, AR$11.1 million in transmission, AR$128.4 million in distribution, and AR$1.6 million in holding and others.

Consolidated net loss under IFRS of AR$433.2 million,  of which AR$268.3 are attributable to the owners of the Company, in comparison to a net loss of AR$785.9 million attributable to the owners of the Company for the same period of 2011, mainly due to losses in our generation segment (AR$67.6 million), transmission (AR$12.6 million), distribution (AR$249.9 million), partially offset by a net profit in our holding and others segment (AR$61.9 million).

3 The financial information presented in this document for the quarters ended on December 31, 2012 and of 2011 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the fiscal year ended on December 31, 2012 and of 2011, and the nine-month periods ended on September 30, 2012 and of 2011.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	2
Argentina

1.     Relevant Events

1.1 |  Debt Operations of Our Subsidiaries

1.1.1    Issuance of Bond Notes by Central Térmica Güemes (‘CTG’)

On March 6, 2013, CTG issued Series III Bond Notes, for a nominal value of AR$36.7 million with an interest rate Badlar “Privada” plus 4% and with a capital payment in one installment 12 months after the date of issuance; and Series IV securities, for a nominal value of US$9.5 million with a fixed interest rate of 3% and with a capital payment in one installment 24 months after the date of issuance. The interests on both Series will be paid on a quarterly basis.

Series II Bond Notes for an amount of AR$14.0 million were exchanged for the new bonds remaining in said Series AR$37.7 million due on September 2013.

1.1.2   CTG’s Syndicated Loan

On February, 28, 2013, CTG refinanced, through a syndicated loan, the outstanding credit lines for AR$79 million, for a one-year term, payable in two installments:

•           Installment A, for AR$61.3 million, with a variable BADCOR rate plus a margin of 375 basis points; and

•           Installment B, for AR$17.4 million, with a fixed interest rate of 22.25%.

1.1.3   Refinancing of Central Térmica Loma de la Lata (‘CTLL’)’s Bond Notes Maturing in 2015

On March 1, 2013, CTLL’s Extraordinary General Meeting of Bondholders decided to extend to September 2015 the payment of interests and capital maturities corresponding to 2013. Besides, the Bond Notes may be redeemed without any additional cost for up to US$20 million.

1.2 |  Sale of Empresa Distribuidora de Energía Norte (‘Eden’)

After the end of 2012 fiscal year, Edenor received offers from two investment groups to acquire AESEBA S.A. (‘AESEBA’), Eden’s controlling company. On February 27, 2013, Edenor’s Board of Directors unanimously approved the Offer Letter submitted by Servicios Eléctricos Norte BA S.L. (‘SENBA’) for the acquisition of the shares representative of 100% of the share capital and voting rights of AESEBA. The price offered by the buyer will be paid with Edenor’s bond notes for an amount equivalent to US$80 million as of the day of acceptance. Such delivery will be guaranteed by SENBA’s contribution to a trust of AR$300 million in Argentine’s sovereign debt titles. Moreover, as guarantee of compliance with its obligations, SENBA made a deposit to Edenor of US$3 million.

1.3 |  Compensation Claim to CTLL’s Insurance Companies

In virtue of the accident occurred on November 14, 2012, on February 28, 2013, CTLL collected an amount of US$3.9 million as advance payment to be taken into account for future insurance compensation.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	3
Argentina

1.4 |  Closing of the Sales of Empresa Distribuidora de Electricidad de Salta S.A. (‘Edesa’), Empresa Distribuidora San Luis S.A. (‘Edesal’) and Emdersa Generación Salta S.A. (‘EGSSA’)

On November 2012, the Buenos Aires Stock Exchange approved the listing of new companies Edesal Holding S.A., Edesa Holding S.A. and EGSSA Holding S.A., which were formed after Empresa Distribuidora Eléctrica Regional S.A (‘Emdersa’)’s spin off. In addition, it was carried out the share exchange in Caja de Valores S.A., concluding Emdersa’s spin-off process and thus, issuing the following shares:

•           Shares representative of 78.44% of the share capital and voting rights of Edesa Holding, holder of 90% of the shares and voting rights of Edesa. Deutsche Bank trust transferred to Emdersa Holding all of Emdersa’s shares that had been transferred as trust property by SIESA and Emdersa Holding, being SIESA holder of 78.44% of the share capital and voting rights of Edesa Holding;

•           Shares representative of 78.44% of the share capital and voting rights of Edesal Holding, holder of 99.99% of the shares and voting rights of Edesal. Deutsche Bank trust transferred to Emdersa Holding all of Emdersa’s shares that had been transferred as trust property by Rovella Carranza and Emdersa Holding, being Rovella Carranza holder of 78.44% of the share capital and voting rights of Edesal Holding; and

•           Shares representative of 78.44% of the share capital and voting rights of EGSSA Holding, owner of 99.99% of the shares and voting rights of EGGSA. The transfer to Pampa of 78.44% of the share capital and voting rights of EGGSA Holding was carried out.

1.5 |  ENRE’s Resolution No. 347/2012

Due to the critical situation in the national electricity system, on November 23, 2012, the ENRE passed Resolution No. 347/2012, by which the distribution companies under their scope – Edenor and Edesur– were authorized to apply, in the bills to be invoiced from the passing of the Resolution, a fixed amount to Tariff 1 users and a variable amount to Tariffs 2 and 3 users, which will be calculated from a percentage of the respective power capacity payments. Such amounts will be itemized in the users’ bills and will be deposited in a special account managed by a Trust to be exclusively used for distribution infrastructure capex and facilities’ maintenance.

According to what is stated in said Resolution, on November 29, 2012, Edenor signed a Trust Agreement with Nación Fideicomisos S.A., as Trustee, by which Edenor has to cede and transfer to the Trustee, as for Trust property, the collected amounts defined in Resolution No. 347, which will become assets held in Trust. Such contract was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

1.6 |  Law for the Creation of the Electricity Emergency Provincial Fund (‘FOPEE’)

On December 17, 2012, Empresa Distribuidora de Energía Eléctrica de La Rioja S.A. (‘Edelar’) was informed about the passing of the Provincial Law Nº 9,323 and the Provincial Decree Nº 1824/12. This law resolves: (i) to declare an emergency state of the provision of generation, transportation and distribution services of electricity power that form the electricity system of La Rioja; (ii) to empower the Provincial Executive Power to pass the necessary measures in order to guarantee the supply of electricity power to the population of La Rioja; (iii) to create the Electricity Emergency Provincial Fund (‘FOPEE’), destined to finance infrastructure works and composed of a surcharge in the electricity power consumption, to be determined by the Provincial Executive Power and by the Provincial State’s contributions, among other funds; and (iv) the creation of a Monitoring Legislative Committee whose duties will be, among others, to approve the tariff schemes and to manage, grant and withdraw subsidies.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	4
Argentina

Moreover, under the Decree, the Provincial Executive Power, within the framework of the Law, instructed the EUCOP (Provincial regulation entity) to implement the necessary measures so that any amount of money received by Edelar or generated by the provision of electricity power service distribution is destined to the maintenance and continuity of such service.

Additionally, Edelar was informed about the passing of a resolution by the EUCOP’s Board of Directors, under which Edelar was ordered to: (i) use funds according to an order of priority; (ii) submit a monthly Expenses and Investment Plan that includes the money outflow planned for the subsequent month; and (iii) to issue a monthly accountability report. Edelar appealed against the resolution, but it was rejected by the EUCOP.

1.7 |  Maintenance Financing from CAMMESA to Central Piedra Buena (‘CPB’)

On January 8 and 22, 2013, CAMMESA granted CPB a AR$32,7 million loan to be used for works on the steam turbine units of the plant, included in the Investment Plan 2011 – 2016. As of today, CPB had received AR$19 million.

Moreover, it was stipulated that CPB must start cancelling the loan at the moment the total amount of the advanced financing is granted or 12 months after the first payment, whatever happens first, in 18 monthly consecutive installments with an interest rate equivalent to the average yield obtained by CAMMESA.

1.8 |  Association Between Petrolera Pampa and Petrobras for the Exploitation of New Fields in Neuquén

On February 8, 2013, Petrobras Argentina S.A. (‘Petrobras’), accepted a proposal by Petrolera Pampa S.A. (‘Pepasa’), Pampa’s subsidiary, for investing in the area known as ‘El Mangrullo’, located in the Province of Neuquén, with the aim of reaching a 400,000 m3 production per day of natural gas (‘Plateau’) for a period of 4 years.

According to the proposal’s terms, Pepasa has committed to invest up to US$22 million in the drilling of 4 wells to achieve the Plateau. As compensation, Pepasa will be able to have free disposal at wellhead and to commercialize 43% of hydrocarbons resulting from the engaged investments. Moreover, if the drilling of additional wells was necessary (a maximum of 5 wells is estimated) to keep the total production during the mentioned period, Pepasa and Petrobras would pay the costs of the new wells with their corresponding share percentages.

It is important to highlight that this proposal, together with previous agreements between the parties, will increase Pepasa and Petrobras’ natural gas production in ‘El Mangrullo’ to 800,000 m3 per day for its commercialization under Gas Plus Program.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	5
Argentina

2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$mm)

	As of 12.31.12	As of 12.31.11
ASSETS
Property, plant and equipment	6,023.9	5,847.1
Intangible assets	1,808.5	1,791.8
Biological assets	2.0	1.9
Participation in joint businesses	192.3	222.2
Participation in associates	132.5	130.3
Financial assets with a results changing fair value	303.8	553.8
Deferred tax assets	87.5	116.6
Trade receivable and other credits	422.0	342.2
Total non-current assets	8,972.5	9,005.8

Inventories	103.3	60.4
Biological assets	0.5	0.1
Assets on construction	84.5	45.5
Derivative financial instruments assets	-	1.3
Financial assets with a results changing fair value	113.4	72.7
Investments at redeemed cost	-	-
Trade receivable and other credits	1,541.5	1,373.6
Cash and cash equivalents	279.9	345.1
Total current assets	2,123.1	1,898.7

Assets classified as held for sale	235.2	1,184.0

Total assets	11,330.9	12,088.5

	As of 12.31.12	As of 12.31.11
EQUITY
Share capital	1,314.3	1,314.3
Share premium	1,018.4	1,536.8
Director's options reserve	250.4	241.5
Legal reserve	-	27.4
Retained earnings	(771.8)	(667.9)
Other comprehensive results	(10.8)	(12.7)
Equity attributable to owners of the parent	1,800.5	2,439.4

Non-controlling interests	529.7	1,328.0

Total equity	2,330.2	3,767.3

LIABILITIES
Accounts payable and other liabilities	2,231.2	1,568.9
Borrowings	2,218.5	2,487.7
Deferred revenues	264.4	174.8
Salaries and social security payable	17.5	23.6
Defined benefit plan obligations	120.9	103.6
Deferred tax liabilities	636.0	821.1
Tax payable	46.8	45.7
Provisions	85.5	70.0
Total non-current liabilities	5,620.7	5,295.3

Accounts payable and other liabilities	1,688.0	1,083.0
Borrowings	790.9	893.8
Salaries and social security payable	447.9	324.9
Defined benefit plan obligations	21.8	14.9
Tax payable	263.8	196.3
Derivative financial instruments	-	-
Provisions	11.7	11.4
Total current liabilities	3,224.1	2,524.2

Liabilities classified as held for sale	155.8	501.6

Total liabilities	9,000.6	8,321.1

Total liabilities and equity	11,330.9	12,088.5

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	6
Argentina

2.2 |  Consolidated Income Statements (AR$mm)

	Full Year		4th Quarter

	2012	2011	2012	2011
Sales revenue	7,564.7	5,819.6	1,805.9	1,419.4
Cost of sales	(6,982.0)	(5,122.7)	(1,671.2)	(1,280.1)
Gross profit	582.7	696.9	134.8	139.3

Selling expenses	(491.5)	(330.9)	(125.8)	(100.3)
Administrative expenses	(515.1)	(411.6)	(161.0)	(116.6)
Other operating income	197.5	138.0	15.8	37.0
Other operating expenses	(149.7)	(81.1)	(78.4)	(20.6)
Results for participation in joint businesses	(31.0)	(14.6)	(12.6)	(6.3)
Results for participation in associates	2.3	19.8	4.3	24.0
Impairment of property, plant and equipment	(108.3)	(557.7)	-	(557.7)
Impairment of intangible assets	-	(90.1)	-	(90.1)
Gain for acquisition of companies	-	505.9	-	4.0
Operating income	(513.1)	(125.4)	(222.9)	(687.2)

Financial income	155.0	94.9	51.1	39.2
Financial costs	(598.1)	(499.8)	(196.8)	(154.4)
Other financial results	(202.8)	(146.3)	(51.0)	(54.0)
Financial results, net	(645.9)	(551.2)	(196.6)	(169.2)

Profit before tax	(1,159.0)	(676.6)	(419.5)	(856.4)

Income tax and minimum expected profit tax	101.8	(37.4)	44.7	21.3

Net income for continuing operations	(1,057.2)	(714.0)	(374.7)	(835.1)

Discontinued operations	(22.4)	(106.0)	(58.5)	(132.9)

Net income for the period	(1,079.6)	(819.9)	(433.2)	(968.1)

Attributable to:
Owners of the Company	(649.7)	(741.4)	(268.3)	(785.9)
Continuing operations	(643.8)	(689.0)	(226.3)	(706.6)
Discontinued operations	(5.9)	(52.4)	(42.0)	(79.4)
Non-controlling interests	(429.9)	(78.5)	(164.9)	(182.1)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	(0.4898)	(0.5242)	(0.1722)	(0.5376)
Basic and diluted income for discontinued operations per share	(0.0045)	(0.0399)	(0.0319)	(0.0604)

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	7
Argentina

3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP
Installed Capacity (M W)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.2%	1.2%	1.8%	2.0%	0.1%	7.1%

Twelve-Month Period
Net Generation 2012 (GWh)	689	441	1,533	2,479	3,265	110	8,516
Market Share	0.6%	0.4%	1.2%	2.0%	2.6%	0.1%	6.8%
Sales 2012(GWh)	965	721	2,016	2,769	3,829	110	10,410

Net Generation 2011 (GWh)	586	406	1,846	1,185	3,434	66	7,523
Variation Net Generation 2012 - 2011	17.5%	8.7%	-16.9%	109.2%	-4.9%	65.1%	13.2%
Sales 2011 (GWh)	873	706	2,325	1,199	4,152	66	9,321

Average Price 2012 (AR$ / MWh)	186.2	215.9	226.0	260.8	540.0	420.9	348.4
Average Gross Margin 2012 (AR$ / MWh)	59.9	49.1	49.6	120.2	1.7	231.3	53.6
Average Gross M argin 2011 (AR$ / MWh)	63.6	44.1	64.8	58.6	28.9	125.8	46.8

Fourth Quarter
Net Generation 4Q12 (GWh)	252	156	393	521	661	43	2,026
Market Share	0.8%	0.5%	1.3%	1.7%	2.1%	0.1%	6.5%
Sales 4Q12(GWh)	320	221	538	647	770	43	2,539

Net Generation 4Q11 (GWh)	189	125	520	747	761	32	2,374
Variation Net Generation 4Q12 - 4Q11	33.4%	25.6%	-24.6%	-30.2%	-13.1%	33.3%	-14.6%
Sales 4Q11 (GWh)	257	196	681	748	949	32	2,864

Average Price 4Q12 (AR$ / MWh)	160.5	176.1	219.0	240.7	456.5	358.6	287.8
Average Gross Margin 4Q12 (AR$ / MWh)	59.9	53.1	47.5	58.9	-5.9	174.4	38.4
Average Gross M argin 4Q11 (AR$ / M Wh)	59.9	47.2	53.2	77.0	16.3	109.4	48.0

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW.

The generation for the fourth quarter of 2012 was 14.6% lower than the same period of 2011, mainly due to (i) the out of service since November 2012 in CTLL’s steam turbine, caused by technical problems; (ii) lower availability of CTG and CPB; and (iii) fuel provision restrictions, especially in the country’s northern area.

Said decreases were partially offset by higher electricity dispatch in our hydroelectric units (+30.3%), mainly due to higher water inputs in the area compared to 2011, which was considered a drought year. Additionally, there was a higher generation on CTP by 33.3%, due to an increase on availability.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	8
Argentina

3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Eden and Emdersa (the last included until March 31, 2012):

							Variation
Type of Customer	2012			2011			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Twelve-Month Period
Residential	9,694	39%	2,673,230	9,832	38%	3,121,821	-1.4%	-14.4%
Commercial	3,863	16%	387,142	3,895	15%	445,042	-0.8%	-13.0%
Industrial	4,483	18%	6,978	5,106	20%	13,997	-12.2%	-50.1%
Wheeling System	4,735	19%	790	4,985	19%	948	-5.0%	-16.7%
Others
Public Lighting	793	3%	1,716	887	3%	6,543	-10.5%	-73.8%
Shantytowns and Others	1,104	4%	517	954	4%	511	15.8%	1.2%
Total	24,671	100%	3,070,373	25,658	100%	3,588,862	-3.8%	-14.4%

Fourth Quarter
Residential	2,187	38%	2,673,230	2,319	35%	3,121,821	-5.7%	-14.4%
Commercial	959	17%	387,142	1,057	16%	445,042	-9.2%	-13.0%
Industrial	1,009	18%	6,978	1,417	22%	13,997	-28.8%	-50.1%
Wheeling System	1,169	20%	790	1,319	20%	948	-11.3%	-16.7%
Others
Public Lighting	166	3%	1,716	207	3%	6,543	-19.8%	-73.8%
Shantytowns and Others	256	4%	517	245	4%	511	4.7%	1.2%
Total	5,746	100%	3,070,373	6,562	100%	3,588,862	-12.4%	-14.4%

The electricity sold in GWh during the fourth quarter of 2012 decreased by 12.4% compared to the same period of 2011, because Emdersa’s electricity sales are no longer included in our distribution operations, since its subsidiaries were held for sale 4 . The decrease in sales was partially offset by a quarterly increase of sales in Edenor (+4.0%) and Eden (+1.5%). Moreover, during the fourth quarter of 2012 there was an increase in clients of 1.0% in Edenor and 1.1% in Eden, which was partially offset by the operating de-consolidation of 550,193 clients from Emdersa.

4 For more information, please refer to section 1.4 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	9
Argentina

4.     Analysis of the Fourth Quarter 2012 Results Compared to the Same Period of 2011

Consolidated net sales of AR$1,805.9 million,  27.2% greater than the AR$1,419.4 million for the same period of 2011, mainly due to increases of 13.8% (AR$88.4 million) in generation, 39.1% (AR$292.1 million) in distribution, and AR$25.1 million in holding and others.

Adjusted Consolidated EBITDA of AR$24.9 million,  87.9% lower than for the same period of 2011, mainly due to decreases of AR$67.4 million in generation, AR$11.1 million in transmission, AR$128.4 million in distribution, and AR$1.6 million in holding and others.

Consolidated net loss under IFRS of AR$433.2 million,  of which AR$268.3 are attributable to the owners of the Company, in comparison to a net loss of AR$785.9 million attributable to the owners of the Company for the same period of 2011, mainly due to losses in our generation segment (AR$67.6 million), transmission (AR$12.6 million), distribution (AR$249.9 million), partially offset by a net profit in our holding and others segment (AR$61.9 million).

In AR$mm	4Q12			4Q11			Variation
Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	730.7	(67.6)	29.0	642.2	(14.6)	96.4	+13.8%	NA	-69.9%
Transmission	71.6	(12.6)	(4.0)	68.7	(6.3)	7.1	+4.2%	+101.3%	NA
Distribution	1,040.2	(249.9)	(25.0)	748.1	(784.5)	103.3	+39.1%	-68.1%	NA
Holding & Others	47.8	61.9	24.9	22.7	19.5	26.5	+110.5%	+217.9%	-6.1%
Results for part. in joint businesses	(71.6)	-	-	(68.7)	-	-	+4.2%	NA	NA
Deletions	(12.8)	-	-	6.4	-	-	NA	NA	NA

Total	1,805.9	(268.3)	24.9	1,419.4	(785.9)	233.4	+27.2%	-65.9%	-89.3%

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	10
Argentina

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries financial statements are published under IFRS standards. The next table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	FY12	FY11	4Q12	4Q11
Consolidated operating income	(513.1)	(125.4)	(222.9)	(687.2)
Consolidated depreciations and amortizations	409.7	396.8	112.4	120.2
Consolidated EBITDA under IFRS standards	(103.4)	271.4	(110.4)	(566.9)

Adjustments from generation segment:
Impairment of property, plant and equipment in CPB	108.3	-	-	-
CTLL's collection from insurance compensation	(133.9)	-	(0.3)	-
Adjustments from transmission segment:
Instrumental Agreement	24.0	24.2	6.9	6.5
Consolidation effects from participation in joint businesses	33.4	67.7	1.6	6.8
Operating result from transmission segment	(77.1)	(31.0)	(29.8)	(20.0)
Depreciations and amortizations from transmission segment	38.3	48.6	9.5	12.3
Results for Fourth Line Project	41.3	35.5	9.3	8.2
Results for participation in joint businesses	31.0	14.6	12.6	6.3
Adjustments from distribution segment:
PUREE penalty system	410.7	338.0	121.7	98.4
Delay charges	29.1	31.3	6.5	12.7
Gain for acquisition of companies	-	(505.9)	-	(4.0)
Discontinued operations	56.3	176.1	-	51.9
Impairment of property, plant and equipment and intangible assets	-	647.7	-	647.7
Other adjustments	22.1	11.5	3.1	4.1
Adjustments from holding and others segment:
Results for participation in associates	(2.3)	(19.8)	(4.3)	(24.0)
Other non-recurrent income	-	(64.0)	-	-

Consolidated adjusted EBITDA	444.4	978.8	24.9	233.4

Generation Segment’s Adjustments:

•         Impairment of property, plant and equipment in CPB: during 3Q12, as a result of a recovery value assessment of CPB, we registered a loss of AR$108.3 million as impairment of property, plant and equipment related to consolidated assets.

•         CTLLL’s collection of payment from the insurance companies: on June 2012, CTLLL reached an agreement with the insurance companies regarding the accident that took place on February 2011 during the works in CTLLL’s installed capacity expansion, in which these insurance companies recognized a total amount of US$30.5 million payable to CTLLL as a compensation for the accident (AR$133.9 million net of expenses).

Transmission Segment’s Adjustments:

•         Instrumental Agreement: is the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement signed between Transener and Transba with the Secretariat of Energy and Electricity Regulator;

•         Effect of consolidation in our participation in joint businesses: As Transener is co-controlled by Pampa, under IFRS standards we consolidate our participation in its net income in a single line as operating income (‘Results from participation in joint businesses’). In order to conciliate the Transmission’s segment Adjusted EBITDA, such segment’s EBITDA plus Fourth Line Project income, which is recorded as financial results, plus the Instrumental Agreement less the segment’s net income is added to the EBITDA.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	11
Argentina

Distribution Segment’s Adjustments:

•         PUREE Penalty System: AR$121.7 million collected in the fourth quarter 2012;

•         Delay charges: commercial interests collected to distribution end users;

•         Companies’ acquisitions results: since the implementation of IFRS and comparison of the reporting period with the fiscal year of 2011, the purchases of the distributors Emdersa and Eden in March 2011 have been recorded following the method of acquisition over the basis of preliminary baseline measurements of assets and liabilities acquired. The difference between the acquisition value of net assets and the price paid was recognized as a AR$505.9 million profit in the fiscal year of 2011, included in ‘Gain for acquisition of companies’ in the Income Statement;

•         Discontinued operations: it corresponds to Emdersa’s EBITDA, which operating companies were put on sale in 2011 and which transactions’ (Edesa, Edesal and EGSSA) were closed due to the completion of Emdersa’s spin-off 5 . Since March 31, 2012, we no longer include Emdersa’s results.

•         Impairment of property, plant and equipment and intangible assets: it corresponds to the impairment on our investment in Edenor by Pampa, carried out during 4Q11.

Holding & Others Segment’s Adjustments:

•         Results for participation in associates: is the gain from our participation in 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), through EPCA S.A.;

•         Other non-recurrent income: related to AEI’s acquisition.

Adjusted Consolidated EBITDA, Breakdown by Segment

In AR$mm	4Q12				4Q11				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	1.4	28.0	(0.3)	29.0	49.9	46.5	-	96.4	-69.9%
Transmission	(29.8)	9.5	16.3	(4.0)	(20.0)	12.3	14.7	7.1	NA
Distribution	(217.8)	61.3	131.4	(25.0)	(770.3)	62.8	810.8	103.3	NA
Holding & Others	6.1	23.1	(4.3)	24.9	39.7	10.9	(24.0)	26.5	-6.1%
Results for part. in joint businesses	17.2	(9.5)	(7.7)	-	13.7	(12.3)	(1.3)	-	NA
Deletions	-	-	-	-	(0.2)	-	0.2	-	NA

Total	(222.9)	112.4	135.3	24.9	(687.2)	120.2	800.3	233.4	-89.3%

5 For more information, please refer to section 1.4 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	12
Argentina

4.1 |  Analysis of Generation Segment

	Full Year			4th Quarter
Generation Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	3,625.8	2,853.6	+27.1%	730.7	642.2	+13.8%
Cost of sales	(3,186.6)	(2,535.9)	+25.7%	(659.7)	(546.7)	+20.7%

Gross profit	439.2	317.7	+38.3%	71.0	95.5	-25.7%

Selling expenses	(57.2)	(18.9)	+202.0%	(15.9)	(3.4)	NA
Administrative expenses	(155.6)	(140.2)	+10.9%	(46.2)	(36.9)	+25.0%
Other operating income	138.2	12.4	NA	1.1	11.2	-90.2%
Other operating expenses	(20.0)	(19.4)	+3.5%	(8.6)	(16.4)	-47.5%
Impairment of property, plant and equipment	(108.3)	-	NA	-	-	NA

Operating income	236.3	151.5	+56.0%	1.4	49.9	-97.2%

Finance income	75.6	51.8	+46.0%	24.0	16.2	+48.7%
Finance costs	(221.3)	(218.5)	+1.3%	(50.4)	(61.6)	-18.2%
Other financial results	(149.2)	(14.3)	NA	(32.4)	(12.5)	+159.5%

Profit before tax	(58.6)	(29.4)	+99.4%	(57.4)	(8.0)	NA

Income tax and minimum expected profit tax	1.1	11.2	-90.3%	(1.4)	2.0	NA

Total income for the period	(57.5)	(18.2)	+216.7%	(58.8)	(6.0)	NA

Attributable to:
Owners of the Company	(74.8)	(51.4)	+45.4%	(67.6)	(14.6)	NA
Non-controlling interests	17.2	33.2	-48.2%	8.9	8.7	+2.1%

Adjusted EBITDA	333.9	282.0	+18.4%	29.0	96.4	-69.9%

•         During the fourth quarter of 2012, the gross profit from our generation segment decreased by 25.7%, compared to the same period in 2011, mainly due to CTLL’s steam turbine out of service, which was caused by technical problems on November 2012 (-226 GWh), lower availability and restrictions to fuel provision, especially natural gas in the country’s northern part (CTG, -128 GWh and CPB, -100 GWh). Said decreases were partially offset by a higher dispatch of our hydroelectric units (+95 GWh), mainly due to higher water inputs in the zone compared to 2011, and more generation in CTP (+11 GWh).

•         From January 1, 2012, following the SE’s decision to temporarily suspend the ‘Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008- 2011 Remuneration due to Generation’ signed in November 2010, Pampa Energía and its generation subsidiaries accrued lower income for capacity and for operating and maintenance payment. We estimate that in the fourth quarter of 2012 we would have additionally accrued AR$27.7 million under this agreement.

•         Selling and administrative expenses raised by AR$21.7 million during 4Q12, due to cost increases and employees relocation between holding and others and generation segments.

•         The higher AR$19.9 million loss in net financial results, compared to 4Q11 mainly responds to higher net exchange rate differences, due to devaluation of local currency against US Dollar, currency which CTLL and part of CTG’s Bond Notes are denominated.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	13
Argentina

4.2 |  Analysis of Transmission Segment

	Full Year			4th Quarter
Transmission Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	264.4	258.1	+2.4%	71.6	68.7	+4.2%
Cost of sales	(281.4)	(237.8)	+18.4%	(86.3)	(74.3)	+16.1%

Gross profit	(17.0)	20.4	NA	(14.6)	(5.6)	+162.2%

Administrative expenses	(64.7)	(51.3)	+26.1%	(19.2)	(14.3)	+34.4%
Other operating income	4.6	0.5	NA	4.1	0.0	NA
Other operating expenses	(0.0)	(0.5)	-97.3%	(0.0)	(0.1)	-97.5%

Operating income	(77.1)	(31.0)	+149.0%	(29.8)	(20.0)	+49.4%

Finance income	80.2	58.2	+37.9%	22.4	15.3	+47.1%
Finance costs	(50.1)	(44.4)	+12.9%	(11.9)	(11.6)	+2.7%
Other financial results	(34.5)	(13.8)	+150.3%	(15.3)	(1.4)	NA

Profit before tax	(81.5)	(31.0)	+163.3%	(34.6)	(17.7)	+95.7%

Income tax and minimum expected profit tax	27.1	10.6	+156.1%	11.7	5.5	+115.2%

Net income for continuing operations	(54.5)	(20.4)	+167.0%	(22.8)	(12.2)	+87.0%

Discontinuated operations	(2.3)	(13.0)	-82.5%	(0.7)	(1.3)	-41.9%
Adjustment for non-controlling participation in joint businesses	25.5	18.7	+36.2%	10.9	7.2	+51.8%

Total income for the period	(31.2)	(14.7)	+112.8%	(12.6)	(6.3)	+101.3%

Attributable to:
Owners of the Company	(31.2)	(14.7)	+112.8%	(12.6)	(6.3)	+101.3%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	26.4	77.2	-65.8%	(4.0)	7.1	NA

•         The fourth quarter of 2012 includes sales for AR$10.0 million, which corresponds to the application of Instrumental Agreements signed by SE and ENRE, for which in the same period of 2011 there were accrued AR$5.1 million.

•         The loss in the operating margin of our transmission segment increased by 49.4% compared to the fourth quarter of 2011, mainly due to a raise in labor costs agreed with unions and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$6.9 million for the fourth quarter of 2012 vs. AR$6.5 million in the same period of 2011, plus AR$9.3 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$8.2 million in the same period of 2011.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	14
Argentina

4.3 |  Analysis  of Distribution Segment

	Full Year			4th Quarter
Distribution Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	3,843.9	2,921.3	+31.6%	1,040.2	748.1	+39.1%
Cost of sales	(3,744.3)	(2,548.8)	+46.9%	(987.2)	(708.2)	+39.4%

Gross profit	99.6	372.5	-73.3%	53.0	39.9	+33.0%

Selling expenses	(431.3)	(311.0)	+38.7%	(109.9)	(96.2)	+14.2%
Administrative expenses	(307.3)	(235.1)	+30.7%	(105.3)	(69.0)	+52.6%
Other operating income	34.8	27.0	+28.9%	6.2	0.3	NA
Other operating expenses	(120.7)	(48.1)	+150.8%	(61.8)	(1.5)	NA
Results for participation in joint businesses	0.0	0.0	-31.5%	0.0	0.0	NA
Impairment of property, plant and equipment	-	(557.7)	-100.0%	-	(557.7)	-100.0%
Impairment of intangible assets	-	(90.1)	-100.0%	-	(90.1)	-100.0%
Gain for acquisition of companies	-	507.0	-100.0%	-	4.0	-100.0%

Operating income	(724.9)	(335.6)	+116.0%	(217.8)	(770.3)	-71.7%

Finance income	86.4	56.0	+54.4%	29.0	26.5	+9.7%
Finance costs	(345.0)	(269.6)	+28.0%	(143.1)	(85.9)	+66.6%
Other financial results	(216.0)	(120.3)	+79.6%	(79.7)	(32.1)	+148.2%

Profit before tax	(1,199.5)	(669.5)	+79.2%	(411.5)	(861.8)	-52.3%

Income tax and minimum expected profit tax	105.5	(44.6)	NA	46.3	19.5	+137.7%

Net income for continuing operations	(1,094.0)	(714.1)	+53.2%	(365.2)	(842.4)	-56.6%

Discontinued operations	(22.4)	(106.0)	-78.9%	(58.5)	(132.9)	-56.0%

Total income for the period	(1,116.4)	(820.1)	+36.1%	(423.7)	(975.3)	-56.6%

Attributable to:
Owners of the Company	(669.3)	(708.3)	-5.5%	(249.9)	(784.5)	-68.1%
Non-controlling interests	(447.1)	(111.8)	NA	(173.7)	(190.8)	-8.9%

Adjusted EBITDA	33.4	603.8	-94.5%	(25.0)	103.3	NA

•         During the fourth quarter of 2012, net sales rose by 39.1% compared to 4Q11, mainly due to the application of ENRE’s Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount, depending in which client category it framed in 6. Moreover, the net sales were positively impacted by Eden’s tariff increase, applied from July 2012, and the removal of subsidies to certain customers of Edenor.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by AR$188.4 million, mainly explained by a rise in operating, labor and third party costs.

•         Energy purchases grew 59.4% mainly due to an increase in electricity purchase price, caused by subsidies removal and costs derived from mobile generation hiring.

•         Net financial losses increased AR$102.2 million, mainly due to higher net exchange rate difference as a result from local currency devaluation, and interest payable for CAMMESA’s debt.

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’), by AR$121.7 million and late payment penalty for AR$6.5 million. Since March 31, 2012, Adjusted EBITDA does not include EBITDA from our subsidiary Emdersa, which operating companies are under sale process and included in ‘Discontinued Operations’.

6For more information, please refer to section 1.5 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	15
Argentina

4.4 |  Analysis of Holding and Others Segment

	Full Year			4th Quarter
Holding and Others Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	188.4	55.6	+238.9%	47.8	22.7	+110.5%
Cost of sales	(67.7)	(40.7)	+66.4%	(27.3)	(14.3)	+91.7%

Gross profit	120.7	14.9	NA	20.5	8.5	+142.2%

Selling expenses	(2.9)	(1.0)	+202.4%	0.0	(0.6)	NA
Administrative expenses	(129.1)	(43.8)	+194.8%	(19.3)	(15.0)	+28.9%
Other operating income	24.4	98.5	-75.2%	8.6	25.9	-66.9%
Other operating expenses	(8.9)	(13.6)	-34.5%	(8.0)	(3.2)	+151.6%
Results for participation in associates	2.3	19.8	-88.4%	4.3	24.0	-81.9%
Gain for acquisition of companies	-	(1.0)	-100.0%	-	-	NA

Operating income	6.5	73.9	-91.2%	6.1	39.7	-84.5%

Finance income	4.8	1.2	+296.5%	3.6	0.3	NA
Finance costs	(43.6)	(26.3)	+65.7%	(8.8)	(10.9)	-19.1%
Other financial results	162.4	(11.8)	NA	61.2	(9.3)	NA

Profit before tax	130.2	37.0	+251.7%	62.1	19.7	+214.5%

Income tax and minimum expected profit tax	(4.7)	(4.0)	+15.8%	(0.2)	(0.3)	-29.8%

Total income for the period	125.5	33.0	+280.5%	61.9	19.5	+217.9%

Attributable to:
Owners of the Company	125.5	33.0	+280.5%	61.9	19.5	+217.9%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	50.6	15.8	+220.0%	24.9	26.5	-6.1%

•         During the fourth quarter of 2012, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$25.2 million) and from the merger of Pampa Energía with Pampa Generación.

•         Cost of sales, selling and administrative expenses increased by 56.1% compared to 4Q11, mainly due to Petrolera Pampa’s activity (raise of AR$18.2 million).

•         The gain in 4Q12 of AR$4.3 million for results from participation in associates comes from our direct participation in EPCA, holding 10% of CIESA. The Adjusted EBITDA does not include the earning for our participation in EPCA.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	16
Argentina

4.5 |  Fiscal Year Analysis by Subsidiary (AR$mm)

	Fiscal Year 2012				Fiscal Year 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[6]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[6]
Generation Segment
Diamante	56.0%	22.8	(19.4)	20.0	56.0%	21.5	(12.5)	20.1
Los Nihuiles	47.0%	43.9	(31.0)	15.4	47.0%	44.3	(15.9)	40.9
CPB	100.0%	(53.3)	20.0	(101.0)	100.0%	64.8	172.8	(6.0)
CTG	92.3%	58.4	207.2	(9.0)	92.3%	108.5	210.4	31.3
CTLL[1]	100.0%	249.7	832.6	18.9	100.0%	90.1	1,082.4	(98.3)
CTP	78.6%	21.3	(6.1)	24.4	0.0%	-	-	-
Other companies & deletions[5]		(8.9)	(44.4)	(43.5)		(47.2)	(182.8)	(39.4)
Total Generation		333.9	958.9	(74.8)		282.0	1,254.5	(51.4)

Transmission Segment
Transener	26.3%	59.8	630.7	(103.5)	26.3%	161.4	530.8	(42.8)
Consolidation adjustment 50%		(29.9)	(315.4)	51.7		(80.7)	(265.4)	21.4
Adjustments & deletions[5]		(3.5)	(20.1)	20.5		(3.5)	(40.9)	6.7
Total Transmission		26.4	295.3	(31.2)		77.2	224.5	(14.7)

Distribution Segment
Edenor[1]	55.4%	(151.8)	1,326.7	(1,046.8)	55.4%	263.2	1,148.5	(353.0)
Emdersa[3]	0.0%	56.3	-	-	78.6%	176.1	-	-
Eden[4]	49.9%	124.8	52.6	30.5	49.9%	163.2	56.9	62.6
EASA[1]	100.0%	22.6	485.4	(94.6)	100.0%	21.3	413.4	(65.2)
Adjustments & deletions[5]		(18.5)	(435.3)	441.6		(20.1)	(470.3)	(352.7)
Total Distribution		33.4	1,429.4	(669.3)		603.8	1,148.5	(708.3)

Holding & Others Segment
Petrolera Pampa	100.0%	44.5	125.5	(9.0)	100.0%	14.2	48.1	(5.8)
Other companies & deletions[5]		6.2	102.3	134.5		1.6	473.7	38.8
Total Holding & Others		50.6	227.9	125.5		15.8	521.8	33.0

Deletions		-	(295.3)	-		-	(224.5)	-
Total Consolidated Amounts to the owners of the Company		444.4	2,616.2	(649.7)		978.8	2,924.8	(741.4)

Total Adjusted by Ownership		348.4	2,009.4	(649.7)		675.0	2,551.8	(741.4)

  [7]

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 From March 31, 2012, Adjusted EBITDA does not include Emdersa’s results. 4 The results for Eden are included from March of 2011, month in which was acquired by Edenor. 5 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 6 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	17
Argentina

4.6 |  Quarterly Analysis by Subsidiary (AR$mm)

	4th Quarter 2012				4th Quarter 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	8.6	(19.4)	9.2	56.0%	6.8	(12.5)	6.5
Los Nihuiles	47.0%	15.4	(31.0)	15.4	47.0%	12.5	(15.9)	12.9
CPB	100.0%	(17.7)	20.0	(10.0)	100.0%	5.3	172.8	(8.2)
CTG	92.3%	11.9	207.2	(3.1)	92.3%	26.2	210.4	5.6
CTLL[1]	100.0%	19.9	832.6	(54.9)	100.0%	60.9	1,082.4	(14.4)
CTP	78.6%	5.7	(6.1)	23.5	0.0%	-	-	-
Other Companies & Deletions[4]		(15.0)	(44.4)	(47.8)		(15.3)	(182.8)	(17.0)
Total Generation		29.0	958.9	(67.6)		96.4	1,254.5	(14.6)

Transmission Segment
Transener	26.3%	2.3	630.7	(44.1)	26.3%	23.2	530.8	(20.2)
Consolidation adjustment 50%		(1.1)	(315.4)	22.0		(11.6)	(265.4)	10.1
Adjustments & Deletions[4]		(5.2)	(20.1)	9.4		(4.5)	(40.9)	3.8
Total Transmission		(4.0)	295.3	(12.6)		7.1	224.5	(6.3)

Distribution Segment
Edenor[1]	55.4%	(43.8)	1,326.7	(395.4)	55.4%	14.2	1,148.5	(431.0)
Emdersa[3]	0.0%	-	-	-	78.6%	51.9	-	-
Eden	49.9%	18.5	52.6	(1.0)	49.9%	37.6	56.9	13.1
EASA[1]	100.0%	9.6	485.4	(30.8)	100.0%	6.0	413.4	(21.8)
Adjustments & Deletions[4]		(9.3)	(435.3)	177.3		(6.4)	(470.3)	(344.7)
Total Distribution		(25.0)	1,429.4	(249.9)		103.3	1,148.5	(784.5)

Holding & Others Segment
Petrolera Pampa	100.0%	18.8	125.5	(6.2)	100.0%	8.6	48.1	(2.4)
Other Companies & Deletions[4]		6.1	102.3	68.1		17.9	473.7	21.9
Total Holding & Others		24.9	227.9	61.9		26.5	521.8	19.5

Deletions		-	(295.3)	-		-	(224.5)	-
Total Consolidated Amounts to the owners of the Company		24.9	2,616.2	(268.3)		233.4	2,924.8	(785.9)

Total Adjusted by Ownership		28.9	2,009.4	(268.3)		186.5	2,551.8	(785.9)

  [8]

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since March 31, 2012, Adjusted EBITDA does not include Emdersa’s results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	18
Argentina

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s fourth quarter 2012 results on Wednesday, March 13, 2013 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. The hosts will be Mr. Mariano Batistella, IRO of Pampa Energía and Mr. Leandro Montero, CFO of Edenor. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10025614. This material will be available one hour after the finalization of the Conference Call and until March 21, 2013.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	19
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2012

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.